July 31, 2024

Brian Schaffner
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Ave.
Redmond, OR 97756

       Re: Expion360 Inc.
           Registration Statement on Form S-1
           Filed on July 25, 2024
           File No. 333-280996
Dear Brian Schaffner:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ryan Wilkins